UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

STRATEGIC HOTELS & RESORTS, INC.

(Name of Issuer)

Common Stock ($0.01 par value)

(Title of Class of Securities)

86272T106

(CUSIP Number)

Mike Rodden, Esq.

Rumei Mistry, Esq.

2365 Carillon Point

Kirkland, WA 98033

(425) 889-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86272T106

1	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization State of Washington
Number of shares beneficially owned by each reporting person with	7	Sole voting power 26,912,800(1)
	8	Shared voting power -0-
	9	Sole dispositive power 26,912,800 (1)
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 26,912,800 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.8%(2)
14	Type of reporting person (see instructions) OO

(1)	All shares of common stock (“Common Stock”) of Strategic Hotels & Resorts, Inc. (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.
(2)	Based on 275,494,707 shares of the Issuer’s Common Stock outstanding as of August 5, 2015 as reported in the Issuer’s Form 10-Q filed on August 6, 2015.

CUSIP No. 86272T106

1	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 26,912,800(1)
	8	Shared voting power -0-
	9	Sole dispositive power 26,912,800 (1)
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 26,912,800 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.8%(2)
14	Type of reporting person (see instructions) IN

(1)	All shares of common stock (“Common Stock”) of Strategic Hotels & Resorts, Inc. (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.
(2)	Based on 275,494,707 shares of the Issuer’s Common Stock outstanding as of August 5, 2015 as reported in the Issuer’s Form 10-Q filed on August 6, 2015.

EXPLANATORY STATEMENT

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) relates to the Common Stock, $0.01 par value per share (“Common Stock”), of Strategic Hotels & Resorts, Inc. (the “Issuer”). Amendment No. 6 is being filed jointly by Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (collectively, the “Reporting Persons”) to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on October 6, 2008, as amended May 14, 2010, March 14, 2011, December 12, 2013, March 3, 2015, and March 9, 2015.

Item 3. Source and Amount of Funds or Other Consideration

Since March 5, 2015, Cascade purchased 1,735,900 shares of Common Stock on the open market with its working capital for an aggregate purchase price of $21,450,689.89 (including commissions).

Item 4. Purpose of Transaction

In light of the possibility that the Issuer is exploring a potential sale transaction as noted in recent press reports, the Reporting Persons have determined to approach the Issuer about the possibility of exploring strategic alternatives for the Issuer, including the possibility of the Reporting Persons being a party to a transaction involving the acquisition of the Issuer. Such discussions may lead to the Reporting Persons participating in such a transaction. There is no assurance that any such transaction will in fact occur.

The Reporting Persons expect to consider and evaluate on an ongoing basis their investment in the Issuer’s Common Stock. From time to time, the Reporting Persons have engaged in and expect in the future to engage in discussions with directors, management and other representatives of the Issuer concerning the Reporting Person’ investments in the Issuer’s Common Stock. The Reporting Persons may also engage in discussions with these persons, with other securityholders of the Issuer and with other relevant parties concerning the business and strategic direction of the Issuer and opportunities to enhance shareholder value. The Reporting Persons may at any time, and from time to time, depending on their evaluation of their investment in the Issuer’s Common Stock, take any and all actions with respect to the Issuer and their investment in the Common Stock as they deem advisable and in their best interest, including disposing of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire. The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate, and to take any and all actions that they may deem appropriate to maximize the value of their investment.

The foregoing summarizes the Reporting Persons’ plans or proposals as of the date hereof that relate to or would result in any matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b) See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c) During the period June 10, 2015 through August 10, 2015, none of the Reporting Persons has effected any transactions in the Common Stock of the Issuer.

(d) None.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2015	CASCADE INVESTMENT, L.L.C.(1)

	By:	*
		Name:	Alan Heuberger(2)

		Title:	Attorney-in-fact for

Michael Larson, Business Manager

WILLIAM H. GATES III(1)

	By:	*
		Name:	Alan Heuberger(3)

		Title:	Attorney-in-fact

	*By:	/s/ Alan Heuberger
Alan Heuberger

(1)	This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated October 6, 2008 and included with the signature page to the Reporting Persons’ Schedule 13D with respect to the Issuer filed on October 6, 2008, SEC File No. 005-79938, and incorporated by reference herein.
(2)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.
(3)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.

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